December 22, 2011

VIA EDGAR

Securities and Exchange Commission

EDGAR Operations Branch

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	Virtus Opportunities Trust

Ladies and Gentlemen:

This letter sets forth responses to oral comments received from Brion Thompson of the staff of the Securities and Exchange Commission (the “SEC”) on December 21, 2011, pertaining to the preliminary proxy statement on Schedule 14A that was filed by the Virtus Opportunities Trust (the “Registrant” or “Trust”) on behalf of Virtus Market Neutral Fund (the “Fund”) on December 14, 2011. Where noted, changes, as applicable, have been made and incorporated into the proxy statement.

1.	Comment:	Please advise as to whether the Fund’s derivative investments will be included in the calculation of “managed assets” and, if so, how those derivatives will be valued for that purpose. Please include in your response an affirmative statement that the Fund will not use the notional value of its derivative investments for purposes of determining “managed assets.”

Response:

The Fund will not use the notional value of a derivative for purposes of determining “managed assets.”

Derivatives would be assets/liabilities of the Fund and would therefore be taken into account in calculating Managed Assets. The Fund intends that derivatives will be valued for purposes of calculating Managed Assets in the same manner as they would be valued for purposes of the Fund’s financial statements. The Fund’s financial statements will disclose techniques used in the valuation of derivatives, in conformance with accounting guidelines.

2.	Comment:	Regarding the performance fee adjustment, please revise disclosure to clarify that it will be calculated on the Fund’s Managed Assets over the same rolling 36-month period used to determine the level of the adjustment.

	Response:	We have made the requested change.

Securities and Exchange Commission

December 22, 2011

3.	Comment:	Please revise the Fees and Expenses tables to be a class by class comparison, rather than a fund by fund comparison.

	Response:	We have made the requested change.

4.	Comment:	Regarding the Fees and Expenses Based on Proposed Fees table, please add disclosure on how the management fee shown as 1.84% is determined.

	Response:	We have made the requested change.

5.	Comment:	Regarding the Fees and Expenses Based on Proposed Fees table, please supplementally advise why the Fund’s “Other Expenses” shown as 1.21% is so much lower than shown based on current fees.

	Response:	Under the Fund’s current investment strategies, it holds equal amounts of short and long positions. It also holds short positions in non-U.S. securities. These shorting strategies result in significant dividends on short sales and interest expense. Under the proposed strategy, the maximum short positions will be 50% of assets and will likely average much less over time, and will be in U.S. issuers only, resulting in a significant decrease in the dividend and interest expense items.

6.	Comment:	Regarding the Total Fund Operating Fees shown on page 21, please supplementally why the Pro Forma amount shown is so much lower than the amount based on current fees.

	Response:	See response to Comment #5.

7.	Comment:	Regarding the performance fee adjustment, please revise each of the “form of” agreements to clarify that the performance fee adjustment will be calculated on average of the Fund’s Managed Assets over the same rolling period used to determine the level of the adjustment.

	Response:	We have made the requested change in each of the agreements.

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In connection with this filing, the Registrant acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its filing of the above-referenced registration statement; (2) staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the SEC from taking any action with respect to the filing; and (3) the Registrant may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Securities and Exchange Commission

December 22, 2011

Any questions or comments with respect to this filing may be directed to the undersigned at (860) 263-4790.

Sincerely,

/s/ Jennifer Fromm
Jennifer Fromm